FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of June 2011

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENTS

Signatures

Press Release

Table of content

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: June 15, 2011
Form 6-K

By: Noella Lessard
Name: Noella Lessard
Title: Executive Secretary

Table of content

Press release June 15, 2011
VIRGINIA PLANSA CA$17 MILLION EXPLORATION BUDGET FOR 2011

Mines Virginia Inc. (« Virginia ») wishes to inform its shareholders and the financing community that several exploration programs, to be carried out with or without partners, are currently in progress or will begin shortly on different projects all located in Quebec.

Including work of $6.5 million already completed in the winter of 2011, Virginia intends to spend about $17 million in exploration work on its projects during the current year. Work will be carried out mostly on the James Bay territory, in the Opinaca-Eastmain, Caniapiscau and LG-4 regions and to a lesser extent on the Baie Payne and Gayot projects on the Nunavik Territory.

Opinaca-Eastmain Area

Virginia will be very active in the vast region of the Opinaca Reservoir and the Eastmain River; a very fertile area that conceals the Éléonore world-class deposit, and the Eau Claire and Réservoir deposits, as well as many other interesting gold-bearing showings. Overall, Virginia will invest over $2 million on different projects located in this area. The Anatacau-Wabamisk project, located 30 kilometres southwest of the Opinaca Reservoir, will benefit from a $550,000 global budget to conduct mechanical stripping, geochemical surveys and prospecting. Virginia holds a 100% participating interest on the Wabamisk part and has the option of acquiring IAMGOLD Inc.’s 100% participating interest in the Anatacau portion in consideration of $3 million exploration work to be carried out before December 31, 2015. This project is host to the Isabelle showing, which has previously returned 316.18 g/t Au over 1 metre in channel and 46.5 (NC) g/t Au over 4 metres in drilling. The Sarcelles project, newly staked by Virginia in the western part of the Opinaca Reservoir, covers a geological environment that is comparable to that of the Éléonore deposit. A budget of $500,000 has been allocated to this project to conduct prospecting and geochemical surveys. Similar work will also be carried out by Virginia on the Éléonore Régional, Asini and Opinaca projects. Virginia is the sole owner of the Éléonore Régional and Asini projects and also has the option of acquiring a 50% participating interest on the Opinaca propriety that belongs to Ressources D’Arianne Inc. in consideration of $878,000 exploration work to be carried out over the next five years.

Caniapiscau Area

A budget of about $1.6 million will be spent over the coming summer on projects located in the area of the Caniapiscau Reservoir. A $1 million budget is planned on the Ashuanipi project, which is owned 100% by Virginia in the southern part of the Caniapiscau Reservoir; about 180 kilometres northwest of the mining city of Fermont. Prospecting carried out in the fall of 2010 led to the discovery, within a granodiorite intrusion, of a zone mineralized in copper (1-15%) and in molybdenum (1-10%) followed over more than three kilometres and in thicknesses of up to 15 metres. The new mineralized zone is north-north-east oriented and seems to mould the border of the intrusion. Assay results are very encouraging. Outcrops and mineralized blocs spread over a distance of up to three kilometres yielded results varying between 0.4 and 3.8 g/t Au, 0.3 and 8.6% Cu, 0.1 and 1.3% Mo, 10.2 and 49.6 g/t Ag in collected samples. Locally, manual stripping allowed for channel sampling and obtained values of 1.93 g/t Au, 11.3 g/t Ag and 1.56% Cu over 3 metres including 4.36 g/t Au, 20.1 g/t Ag and 3% Cu over 1 metre. The 2011 summer campaign will include a significant phase of prospecting, mechanical stripping and channel sampling in this area.

A $600,000 budget will also be allocated to the Lac Pau project (100% Virginia) located in the northern part of the Caniapiscau Reservoir. The property covers the Lac Pau gold corridor, a major structure followed over 12 kilometres separating intrusive rocks of the Beausac Suite and paragneisses of the Grosbois Suite. This fertile, gold-bearing structure is host to many significant gold showings including the Tricorne showing (up to 9.02 g/t Au over 5 metres in channels and 3.43 g/t Au over 6 metres in drilling); the Jedi showing (up to 2.35 g/t Au over 6 metres in channel and 3.56 g/t Au over 5.5 metres in drilling); the Hope showing (up to 13.04 g/t Au over 3 metres in channel and 69.78 g/t Au (24.15 cut) over 1.2 metres in drilling); the Beausac-2 showing (14.43 g/t Au over 2 metres in channel); and the Obiwan showing (2.1 g/t Au over 5 metres in channel). The summer 2011 work program will include mechanical stripping and mapping in order to test at surface the extensions of mineralized areas discovered last winter and the unexplored parts of the Lac Pau gold-bearing corridor.

LG-4 Area

Projects located in the James Bay region will also be the object of work totalling $1.6 million during the summer of 2011. The Nichicun project, located 100 kilometres southeast of the LG-4 hydroelectric power plant and about 50 kilometres south of the Trans-Taïga road, alone will benefit from an $800,000 budget. The property, which is owned 100% by Virginia, was the object of intensive prospecting during the summer of 2010. Work led to the identification of two sectors of interest. On the area of the Portageur showing, several gold-bearing values were obtained within zones mineralized with disseminated arsenopyrite (<10%) in highly altered and deformed metasediments (conglomerate and wacke). These mineralized areas are now traced over more than 600 metres and remain totally open laterally. About ten samples selected to characterize mineralization yielded values from 1.2 g/t Au to 8.88 g/t Au. A few manual trenches have been excavated and the best channel intersections were 1.91 g/t Au over 4 metres and 1.17 g/t Au over 6 metres. The area of the Petit-Pas showing, located a few kilometres west of the Portageur sector, is host to gold-bearing showings that returned values on selected samples from 2.01 to 22.6 g/t Au and channel results of 2.32 g/t Au over 3 metres and 52.87 g/t Au over 2 metres. These values are associated with metasomatic-altered bands rich in garnet and weakly mineralized in pyrrhotite, pytire, aresenopyrite and traces of gold grains in andesite and basalt. An induced polarisation survey completed during winter 2011 identified several chargeability anomalies that coincide with the showings of the Portageur and Petit-Pas areas and their extensions. The 2011 summer work program will consist of prospecting, geological mapping, and mechanical stripping in order to test the auriferous showings and geophysical anomalies over the entire property.

Virginia will also be active in the LG-4 area. A budget of $500,000 will be allocated to the Escale and Trieste projects to carry out prospecting. The Corvet Est project will benefit from a $250,000 budget funded equally by Virginia and its partner Goldcorp Inc. in order to conduct a geochemical survey.

New Generatives

As per usual, Virginia will once again devote a budget of approximately $1 million towards prospecting and evaluation of new exploration targets on the vast James Bay Territory.

Nunavik

Virginia and its partners will also be active in Nunavik mostly on the Baie Payne and Gayot projects.

The Baie Payne project is located near the Kangirsuk Village on the west shore of the Ungava Bay. This project is worked in partnership with Anglo American Exploration (Canada) Ltd. (“AAEC”), a subsidiary of Anglo American plc., who must invest $ 4,000,000 in exploration over six years in order to maintain an undivided 50% participating interest in the project.

The Baie Payne property covers important mafic-ultramafic complexes of more than 1,000 metres in thickness with a cumulative lateral strike length of more than 50 kilometres. These complexes lie within a supracrustal sequence of iron formations, basalt and sulphide mudstones in a vast sheared allochtonous structure named Roberts Synclinal. Over more than 40 Ni-Cu showings grading up to 6.5% Ni have to date been exposed at surface within this largely unexplored, fertile, geological environment. A $2.3 million budget entirely funded by AAEC will be devoted to the Baie Payne project in the coming summer to carry out geophysical surveys and geological mapping.

The Gayot project is located in the centre of Quebec, in the Nunavik south part. This project is subject to an agreement with Quadra FNX Mining Ltd. (“Quadra FNX”) that could gain an undivided 50% participating interest in the property in return for $10 million in exploration work over a nine-year period in addition to payments of $100,000 over two years. The property entirely covers the Venus Achaean greenstone belt, which mostly contains and ultramafic flows rich in MgO. This ultramafic sequence is host to mineralized zones rich in nickel-platinum-palladium spread over a lateral distance of 25 kilometres. Values from 0.5 to 15% Ni and up to 17.2 g/t Pd-Pt were obtained at surface while drilling intersections yielded up to 9.03% Ni, 0.6% Cu, 9 g/t Pd-Pt over 2.55 metres and 2.2% Ni, 1.41% Cu, 2.29 g/t Pd-Pt over 11.4 metres. In the coming summer, a $450,000 budget will be allocated to this project to conduct prospecting and geological mapping.

Virginia is very enthusiastic about starting a new exploration season that will aim at discovering new mining camps in the James Bay and Nunavik regions. Virginia is pleased with its exploration team’s recognized successes and contribution to the development of the Quebec Middle North and Great North, an area which conceals an exceptional mining potential.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $46.1 million as at February 28, 2011, and 30,972,407 shares issued and outstanding as at May 31, 2011. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol “VGQ”. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Amélie Laliberté, Investor Relations, André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre	mines@virginia.qc.ca	Tel. 800-476-1853
Quebec, QC G1K 4A7	www.virginia.qc.ca	Tel. 418-694-9832
Canada		Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.